
07003401

CHANGE COMMISSION
ɴ, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-39613

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JMP Securities LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
SECTION

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chantal Miklosi — (415) 835-3971
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

Three Embarcadero Center	San Francisco	CA	94111
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA 3/21/07

OATH OR AFFIRMATION

I, Chantal Miklosi, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____

See attached
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JURAT

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on

this 26th day of February, 2007,

by Chantal Miklosi

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


MARIANNE N. POPE
Commission # 1444022
Notary Public - California
Los Angeles County
My Comm. Expires Oct 7, 2007

(seal) Signature Marianne N. Pope

JMP Securities LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 38,143,068
Restricted cash and deposits	5,955,867
Marketable securities owned, at market value	8,869,580
Other investments	2,254,055
Investment banking fees receivable, net (allowance for doubtful accounts of $294,905 at December 31, 2006)	7,962,267
Receivable from clearing broker	1,519,623
Due from affiliates	4,070,208
Other assets	726,574
Total assets	$ 69,501,242
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at market value	$ 5,700,532
Accrued compensation	24,803,704
Accounts payable and accrued expenses	3,415,943
Due to affiliates	5,929,031
Total liabilities	39,849,210
Liabilities subordinated to claims of general creditors	17,000,000
Commitments and contingencies (Note 6)	
Member's equity	12,652,032
Total liabilities and member's equity	$ 69,501,242

END

The accompanying notes are an integral part of these financial statements.